UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Forgent Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34629U103

(CUSIP Number)

Fenil Shah
12 Pinetop Road
Barrington, RI 02806
508-725-8634

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 34629U103

1. Name of reporting persons: Fenil Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: Unites States citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 305,854 1

8. Shared Voting Power -0-

9. Sole Dispositive Power 305,854 2

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 305,854 3

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): 1%

14. Type of reporting person: IN

_______________

1
Represents (i) 221,323 shares of Common Stock held in his name; and (ii) 84,531 shares of Common Stock held in the name of Romil Shah, the minor child of Fenil Shah.  Fenil Shah has sole voting and investment control with respect to the shares held of record by his minor child.  As a result, Fenil Shah may be deemed to be the beneficial owner of Issuer securities held by Romil Shah.

2	See footnote 1 above.
3	See footnote 1 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Sarla Software LLC

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: Rhode Island

Number of shares beneficially owned by each reporting person
7. Sole Voting Power -0-

8. Shared Voting Power 147,3114

9. Sole Dispositive Power -0-

10. Shared Dispositive Power 147,3115

11. Aggregate amount beneficially owned by each reporting person: 147,3116

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): Less than 1%

14. Type of reporting person: OO

_______________
4
Sarla Software LLC shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with its members: Chimanlal Shah, Falguni Shah and Vibha Shah.

5	See footnote 4 above.
6	See footnote 4 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Chimanlal Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO, PF

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 854,664

8. Shared Voting Power 147,3117

9. Sole Dispositive Power 854,664

10. Shared Dispositive Power 147,3118

11. Aggregate amount beneficially owned by each reporting person: 1,001,9759

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): 3.2%

14. Type of reporting person: IN

_______________
7
Includes 147,311 shares of Common Stock in the name of Sarla Software LLC.  Chimanlal Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Chimanlal Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Chimanlal Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of his pecuniary interest therein.

8	See footnote 7 above.
9	See footnote 7 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Falguni Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 165,458

8. Shared Voting Power 147,31110

9. Sole Dispositive Power 165,458

10. Shared Dispositive Power 147,31111

11. Aggregate amount beneficially owned by each reporting person: 312,76912

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): 1.0%

14. Type of reporting person: IN

_______________
10
Includes 147,311 shares of Common Stock in the name of Sarla Software LLC.  Falguni Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Falguni Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Falguni Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of her pecuniary interest therein.

11	See footnote 10 above.
12	See footnote 10 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Ruchir Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 34,531

8. Shared Voting Power -0-

9. Sole Dispositive Power 34,531

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 34,531

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): Less than 1%

14. Type of reporting person: IN

CUSIP No.: 34629U103

1. Name of reporting persons: Snehal Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 242,07413

8. Shared Voting Power -0-

9. Sole Dispositive Power 242,07414

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 242,07415

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): Less than 1%

14. Type of reporting person: IN

_______________
13
Represents (i) 164,655 shares of Common Stock held in his name; and (ii) 77,419 shares of Common Stock held in the name of Utkarsh Shah, the minor child of Snehal Shah.  Snehal Shah has sole voting and investment control with respect to the shares held of record by his minor child.  As a result, Snehal Shah may be deemed to be the beneficial owner of Issuer securities held by Utkarsh Shah.

14	See footnote 13 above.
15	See footnote 13 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Vibha Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 214,553

8. Shared Voting Power 147,31116

9. Sole Dispositive Power 214,553

10. Shared Dispositive Power 147,31117

11. Aggregate amount beneficially owned by each reporting person: 361,86418

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): 1.2%

14. Type of reporting person: IN

_______________
16
Includes 147,311 shares of Common Stock in the name of Sarla Software LLC.  Vibha Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Vibha Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Vibha Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of her pecuniary interest therein.

17	See footnote 16 above.
18	See footnote 16 above.

CUSIP No.: 34629U103

1. Name of reporting persons: Ushma Shah

2. Check the appropriate box if a member of group (a) [ ] (b) [X]

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person
7. Sole Voting Power 77,419

8. Shared Voting Power -0-

9. Sole Dispositive Power 77,419

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by each reporting person: 77,419

12. Check if the aggregate amount in row (11) excludes certain shares [ ]

13. Percent of class represented by amount in row (11): Less than 1%

14. Type of reporting person: IN

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relating to shares of common stock of Forgent Networks, Inc. (the “Issuer”) amends and supplements the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on May 28, 2009.  This Amendment No. 1 is filed on behalf of the following persons: Sarla Software LLC; Chimanlal Shah; Falguni Shah; Fenil Shah; Ruchir Shah; Snehal Shah; Vibha Shah; and Ushma Shah (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

The information in the Original Schedule 13D remains accurate except to the extent it is superseded by the information in this Amendment No. 1.  Any terms not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On May 27, 2008, the Reporting Persons filed a joint press release (the “Press Release”), in addition to the Original Schedule 13D, addressing concerns the Reporting Persons had with the Issuer’s performance and plans.  Since the date of the Press Release, there has been a change in the Board of Directors and senior management of the Issuer, and the Reporting Persons no longer have the concerns set forth in the Press Release.  Accordingly, the Reporting Persons have disbanded their group and will no longer operate as a group in furtherance of the purpose set forth under the Original Schedule 13D.  Furthermore, the Reporting Persons have no intention to act together with any other Reporting Person for any purpose including acquiring, holding, or disposing of the common stock of the Issuer.

None of the Reporting Persons is deemed to be the beneficial owners of 5% or more of the common stock of the Issuer any longer.

Item 5.	Interest in Securities of the Issuer.

Item  5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)           The percentages used herein are based on the 31,114,915 shares of Common Stock reported to be outstanding by the Issuer as of June 12, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 filed with the Securities and Exchange Commission on June 15, 2009.

(i)	Sarla Software LLC is the beneficial owner of 147,311 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(ii)
Chimanlal Shah is the beneficial owner of 1,001,975 shares of Common Stock, or 3.2% of the outstanding shares of Common Stock, consisting of (i) 854,664 shares of Common Stock held in his name; and (ii) 147,311 shares of Common Stock held by Sarla Software LLC. Chimanlal Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Chimanlal Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Chimanlal Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of his pecuniary interest therein.

(iii)
Falguni Shah is the beneficial owner of 312,769 shares of Common Stock, or 1% of the outstanding shares of Common Stock, consisting of (i) 165,458 shares of Common Stock held in her name; and (ii) 147,311 shares of Common Stock held by Sarla Software LLC. Falguni Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Falguni Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Falguni Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of her pecuniary interest therein.

(iv)
Fenil Shah is the beneficial owner of 305,854 shares of Common Stock, or 1% of the outstanding shares of Common Stock, consisting of (i) 221,323 shares of Common Stock held in his name; and (ii) 84,531 shares of Common Stock held in the name of Romil Shah, the minor child of Fenil Shah.  Fenil Shah has sole voting and investment control with respect to the shares held of record by his minor child.  As a result, Fenil Shah may be deemed to be the beneficial owner of Issuer securities held by Romil Shah.

(v)	Ruchir Shah is the beneficial owner of 34,531 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(vi)
Snehal Shah is the beneficial owner of 242,074 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock, consisting of (i) 164,655 shares of Common Stock held in his name; and (ii) 77,419 shares of Common Stock held in the name of Utkarsh Shah, the minor child of Snehal Shah.  Snehal Shah has sole voting and investment control with respect to the shares held of record by his minor child.  As a result, Snehal Shah may be deemed to be the beneficial owner of Issuer securities held by Utkarsh Shah.

(vii)
Vibha Shah is the beneficial owner of 361,864 shares of Common Stock, or 1.2% of the outstanding shares of Common Stock, consisting of (i) 214,553 shares of Common Stock held in her name; and (ii) 147,311 shares of Common Stock held by Sarla Software LLC. Vibha Shah is a member of Sarla Software LLC, and has shared voting and investment control with respect to the shares held of record by Sarla Software LLC.  As a result, Vibha Shah may be deemed to be the beneficial owner of Issuer securities held by Sarla Software LLC.  However, Vibha Shah disclaims beneficial ownership of all shares held of record by Sarla Software LLC except to the extent of her pecuniary interest therein.

(viii)	Ushma Shah is the beneficial owner of 77,419 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

The Reporting Persons previously may have been deemed to be a “group” by virtue of the matters discussed in Item 4 of the Original Schedule 13D, which “group” may be deemed to beneficially own an aggregate of 2,041,864 shares of Common Stock, representing approximately 6.6% of the outstanding shares of Common Stock.
(b)(i)
Sarla Software LLC shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with Chimanlal Shah, Falguni Shah and Vibha Shah.  Sarla Software LLC does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any shares of Common Stock.

(ii)
Chimanlal Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 854,664 shares of Common Stock.  Chimanlal Shah, as a member of Sarla Software LLC, shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with Falguni Shah, Vibha Shah and Sarla Software LLC.

(iii)
Falguni Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 165,458 shares of Common Stock.  Falguni Shah, as a member of Sarla Software LLC, shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with Chimanlal Shah, Vibha Shah and Sarla Software LLC.

(iv)
Fenil Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 305,854 shares of Common Stock.  Fenil Shah does not have the shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(v)
Ruchir Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 34,531 shares of Common Stock.  Ruchir Shah does not have the shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(vi)
Snehal Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 242,074 shares of Common Stock.  Snehal Shah does not have the shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(vii)
Vibha Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 214,553 shares of Common Stock.  Vibha Shah, as a member of Sarla Software LLC, shares power to vote or direct the vote or shares power to dispose or direct the disposition of 147,311 shares of Common Stock with Chimanlal Shah, Falguni Shah and Sarla Software LLC.

(viii)
Ushma Shah has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of 77,419 shares of Common Stock.  Ushma Shah does not have the shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(c)           On September 21, 2009, Ruchir Shah sold 70,000 shares of the Issuer’s Common Stock at a purchase price of $0.31 per share of Common Stock.  Other than as set forth in the preceding sentence, in the past sixty days there have been no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof.

(d)           Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

None.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

1.           Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2009	Sarla Software LLC

	By:	/s/ Fenil Shah
	Name:	Fenil Shah
	Title:	President

/s/ Chimanlal Shah
Chimanlal Shah

/s/ Falguni Shah
Falguni Shah

/s/ Fenil Shah
Fenil Shah

/s/ Ruchir Shah
Ruchir Shah

/s/ Snehal Shah
Snehal Shah

/s/ Vibha Shah
Vibha Shah

/s/ Ushma Shah
Ushma Shah